Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

July 23, 2015

To: Comisión Nacional de Valores (National Securities Exchange Commission)

Re: Grupo Financiero Galicia S.A. – Class VII Notes in an aggregate principal amount of up to Ps. 160,000,000 (extendible up to Ps. 200,000,000)

Dear Sirs,

We are writing to you in relation with the Class VII notes in an aggregate principal amount of up to Ps. 160,000,000 (extendible up to Ps. 200,000,000), under the Global Program of simple, short, mid-and/or long-term notes, non-convertible into shares for a maximum outstanding face value of up to US$ 100,000,000 (or the equivalent thereof in other currencies) (the “Program”).

Accordingly, we inform that after the finalization of the Subscription Period, it has been determined the issuance of Class VII notes in an aggregate principal amount up to Ps. 160,000,000.

The notes were issued with the following terms and conditions:

1.	Principal Amount: Ps. 160,000,000

2.	Date of issuance: July 27, 2015

3.	Rate: Fixed rate of 27% from the issuance date up to the nine-month anniversary thereof inclusive and Badlar + 4.25 % thereafter.

4.	Maturity Date: July 27, 2017

5.	Payment of Principal: The aggregate principal amount of Class VII Notes shall be paid in one lump sum on July 27, 2017.

6.	Payment of Interest: Interests on Class VII shall be payable on October 27, 2015; January 27, 2016; April 27, 2016; July 27, 2016; October 27, 2016; January 27, 2017; April 27, 2017 and July 27, 2017.

7.	Term: 1.62 years

8.	Apportionment factor: 40.9302%

9.	Offers received: 35

Yours faithfully,

A. Enrique Pedemonte
Authorized - Attorney in law
Grupo Financiero Galicia

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.